UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)*

KELLY SERVICES, INC.

(Name of Issuer)

Class A Common Stock, $1.00 Par Value

Class B Common Stock, $1.00 Par Value

(Title of Class of Securities)

Class A Common Stock — 488152208

Class B Common Stock — 488152307

(CUSIP Number)

Terence E. Adderley

Kelly Services, Inc.

999 West Big Beaver Road

Troy, Michigan 48084

Copy to:

Andrew H. Curoe, Esq.

Bodman PLC

6th Floor at Ford Field

1901 St. Antoine Street

Detroit, Michigan 48226

313-259-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2015

(Date of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject to this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e, 13d-1(f) or 13d-1(g), Check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

SCHEDULE 13D

CUSIP NO. 488152208 – Class A Common Stock (non-voting)

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Terence E. Adderley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 1,946,202
	10.	SHARED DISPOSITIVE POWER 168,470
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,114,672
12.	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14.	TYPE OF REPORTING PERSON* IN

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SCHEDULE 13D

CUSIP NO. 488152307 – Class B Common Stock (voting)

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Terence E. Adderley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,140,940
	8.	SHARED VOTING POWER 72,325
	9.	SOLE DISPOSITIVE POWER 3,140,940
	10.	SHARED DISPOSITIVE POWER 72,325
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,213,265
12.	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.1%
14.	TYPE OF REPORTING PERSON* IN

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This Amendment No. 5 (“Amendment No. 5”) constitutes the fifth amendment to the Schedule 13D originally filed by Terence E. Adderley (the “Reporting Person”) with the Securities and Exchange Commission on January 13, 1998, as amended by Amendment No. 1 to such Schedule 13D filed on June 1, 2006, as amended by Amendment No. 2 on March 5, 2014, as amended by Amendment No. 3 on March 31, 2014 and as amended by Amendment No. 4 on May 11, 2015 (as so amended, the “Schedule 13D”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

As previously disclosed in Amendment No. 4, on May 11, 2015, the Reporting Person entered into a Sales Plan (“Sales Plan”) with J.P. Morgan Securities LLC (the “Broker”) in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which the Broker is authorized and directed to sell up to 1,000,000 shares of Class A Common Stock subject to certain specified conditions. The Sales Plan commenced on May 26, 2015 and will end no later than May 26, 2016. The Sales Plan may terminate sooner in accordance with its terms. The primary purpose of the Sales Plan is to provide liquidity to repay indebtedness incurred by the Reporting Person to repay the remaining estate taxes in connection with the estate of Margaret A. Kelly. Item 5 below reports sales made under the Sales Plan through June 22, 2015.

Except as described in this Item 4 and in his role as a Director and executive officer of the Issuer, the Reporting Person has no plans or proposals that would result in any of the transactions described in items (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Person may, in his discretion, as authorized by the various trust agreements, take any of the foregoing actions as the Reporting Person may deem appropriate from time to time in light of the circumstances that may arise from time to time.

Item 5.	Interest in Securities of the Issuer

The following information is based on 34,279,376 outstanding shares of Class A Common Stock and 3,451,261 outstanding shares of Class B Common Stock as of April 24, 2015.

(a) – (b)	Class A Stock (non-voting)

(i)	Sole Voting Power
N/A

(ii)	Shared Voting Power
N/A

(iii)	Sole Dispositive Power
1,946,202

(iv)	Shared Dispositive Power
168,470

(v)	Aggregate Amount Beneficially Owned
2,114,672

(vi)	Percent of Class
6.1%

(a) – (b)	Class B Stock (voting)

(i)	Sole Voting Power
3,140,940

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(ii)	Shared Voting Power
72,325

(iii)	Sole Dispositive Power
3,140,940

(iv)	Shared Dispositive Power
72,325

(v)	Aggregate Amount Beneficially Owned
3,213,265

(vi)	Percent of Class
93.1%

(c) The Reporting Person has not effected any transactions in Class B Common Stock during the past 60 days. Since the filing of Amendment No. 4 on May 11, 2015, the Reporting Person sold 400,000 shares of Class A Common Stock in a series of open market transactions pursuant to the Sales Plan. The shares of Class A Common Stock were sold on the dates, at the average price per share and at the range of prices indicated below:

Sales Date	Shares Sold	Average Sales Price	Range of Sales Prices
May 26, 2015	10,900	$16.125038	$15.93 - $16.54
May 27, 2015	21,400	$16.002193	$15.87 - $16.07
May 28, 2015	13,932	$15.870777	$15.69 - $15.97
May 29, 2015	9,101	$15.618381	$15.50 - $15.77
June 1, 2015	12,600	$15.361103	$15.17 - $15.56
June 2, 2015	12,529	$15.311021	$15.05 - $15.52
June 3, 2015	21,622	$15.352713	$15.12 - $15.49
June 4, 2015	9,418	$15.276058	$15.13 - $15.34
June 5, 2015	25,152	$15.277142	$15.03 - $15.35
June 8, 2015	20,245	$15.340511	$15.17 - $15.42
June 9, 2015	11,947	$15.156243	$15.04 - $15.27
June 10, 2015	37,250	$15.294441	$15.05 - $15.42
June 11, 2015	17,557	$15.280044	$15.14 - $15.33
June 12, 2015	16,504	$15.263276	$15.13 - $15.33
June 15, 2015	10,505	$14.946003	$14.66 - $15.11
June 16, 2015	31,734	$15.03375	$14.87 - $15.11
June 17, 2015	17,115	$15.049967	$14.95 - $15.11
June 18, 2015	41,413	$15.105073	$15.01 - $15.17
June 19, 2015	48,809	$15.209298	$15.03 - $15.33
June 22, 2015	10,267	$15.363487	$15.23 - $15.44

(d) The shares of the Class A Common Stock beneficially owned by the Reporting Person include 30,000 shares in a charitable trust, of which the Reporting Person is a co-trustee with JPMorgan Chase Bank, N.A.; 100,000 in an irrevocable trust, of which the Reporting Person is a beneficiary; 38,470 shares in five separate trusts of which the Reporting Person is a co-trustee with JPMorgan Chase Bank, N.A. The shares of the Class B Common Stock beneficially owned by the Reporting Person include 71,825 shares in an irrevocable trust, of which the Reporting Person is beneficiary and has no voting and investment power and 500 shares held in five separate trusts of which the Reporting Person is a co-trustee with shared voting and investment power in which the Reporting Person has no equity interest. Each of the above referenced trusts has the right to receive the dividends from or the proceeds of any sale of shares of Class A Common Stock and Class B Common Stock, as applicable, held in such trusts for the benefit of such trust’s beneficiaries. All beneficiaries of the trust are either members of the Reporting Person’s father’s family, the Reporting Person, his descendants, and charities.

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The Reporting Person has no contracts, arrangements, understandings, or relationships with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1 – Sales Plan adopted May 11, 2015 between Terence E. Adderley Revocable Trust K dated March 4, 2002, as amended and J.P. Morgan Securities LLC is filed as Exhibit 99.1 to Schedule 13D, Amendment No. 4, filed on May 11, 2015 and is incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2015	/s/ Terence E. Adderley
Terence E. Adderley

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